UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):

July 12, 2017

KeyStone Solutions, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-1771208
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

14420 Albemarle Point Place, Suite 200, Chantilly, VA 20151

(Full mailing address of principal executive offices)

(703) 953-3838

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

3,000,000 Units consisting of:

3,000,000 Shares of Series A Cumulative Convertible Redeemable Preferred Stock, par value $0.0001 per share

and

Warrants to purchase 750,000 Shares of Common Stock, par value $0.0001 per share

and

2,892,857 Shares of Common Stock, par value $0.0001 per share, issuable upon the conversion of Series A Cumulative Convertible Redeemable Preferred Stock and the exercise of Warrants

Item 1. Fundamental Changes

On July 12, 2017, KeyStone Solutions, Inc., a Delaware corporation (the “Company”) entered into that certain Second Amended and Restated Agreement and Plan of Merger (the “Second Amended and Restated Merger Agreement”) by and among the Company, Brekford Traffic Safety, Inc., formerly known as Brekford Corp., a Delaware corporation, Novume Solutions, Inc., a Delaware corporation, Brekford Merger Sub, Inc., a Delaware corporation, and KeyStone Merger Sub, LLC, a Delaware limited liability company, previously existing as KeyStone Merger Sub, Inc., a Delaware corporation (“KeyStone Merger Sub”). Capitalized terms used herein but not otherwise defined herein have the meanings set forth in the Second Amended and Restated Agreement and Plan of Merger.

The Second Amended and Restated Merger Agreement reflects adjustments to that certain Agreement and Plan of Merger previously entered into by such parties on February 10, 2017 (the “Merger Agreement”), as amended. The purpose of the current amendment and restatement was primarily to acknowledge the conversion of KeyStone Merger Sub from a Delaware corporation to a Delaware limited liability company, to clarify which closing conditions were waivable and to extend the Termination Date until August 31, 2017.

The Merger Agreement was previously amended and restated on June 7, 2017. The parties entered into the First Amended and Restated Agreement and Plan of Merger (the “First Amended and Restated Merger Agreement”) after it was determined that calculations involved in the exchange of securities described therein would be simpler if i) KeyStone Preferred Stock was exchanged for Novume Preferred Stock at a 1:1 exchange ratio rather than at the same ratio as KeyStone Common Stock was exchanged for Novume Common Stock, and ii) fractional shares were cashed out rather than rounded up, as previously contemplated.

The changes to the Merger Agreement provided for by each of the First Amended and Restated Merger Agreement and the Second Amended and Restated Merger Agreement left the business proposition of the Mergers, and the value of the Merger Consideration, unaffected.

The foregoing information is a summary of each of the Second Amended and Restated Merger Agreement and the First Amended and Restated Merger Agreement, is not complete, and is qualified in its entirety by reference to the full text of each of the Second Amended and Restated Merger Agreement and the First Amended and Restated Merger Agreement. A copy of the Second Amended and Restated Merger Agreement is attached as Exhibit 6.1 hereto and incorporated by reference herein; and a copy of the First Amended and Restated Merger Agreement is incorporated herein by reference herein, as Exhibit 6.2 hereto, from that certain Pre-Effective Amendment No. 1 to the Registration Statement on Form S-4 filed by Novume Solutions, Inc. on June 9, 2017.

Readers should review the Second Amended and Restated Merger Agreement and the First Amended and Restated Merger Agreement for a complete understanding of the terms and conditions associated with this transaction. Additionally, the material terms of the Merger Agreement were previously disclosed in the Current Report on Form 1-U filed by the Company on February 14, 2017, and an amendment to the Merger Agreement was disclosed in the Current Report on Form 1-U filed by the Company on May 10, 2017.

Exhibit Index

Exhibit No.	Description of Exhibit

6.1	Second Amended and Restated Merger Agreement, dated July 12, 2017

6.2	First Amended and Restated Merger Agreement, dated June 7, 2017 (Previously filed as Exhibit 2.1 to the Pre-Effective Amendment No. 1 to the Registration Statement on Form S-4 (Reg No.: 333-216014) as filed by Novume Solutions, Inc. with the SEC on June 9, 2017)

SIGNATURES

Pursuant to the requirements of Regulation A, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KEYSTONE SOLUTIONS, INC.

Date: July 14, 2017	By:	/s/ Riaz Latifullah
Name: Riaz Latifullah
Title: Chief Financial Officer